Exhibit (i)

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Western Asset Middle Market Income Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$2,248,469	0.00927%	$208.43

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$2,248,469

Total Fees Due for Filing			$208.43

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$208.43